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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

For the Period Ended March 31, 1999.

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I - REGISTRANT INFORMATION

Full Name of Registrant: VITRISEAL, INC.

Address of Principal                   12226 South 1000 East, #9
Executive Office:                      Draper, Utah 84020

                      PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

  /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

  / /  (b)    (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

  /X/        (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

  / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                            PART III - NARRATIVE

    The Company is in the process of completing consolidated financial statements to be filed to reflect a reorganization consummated in March 1999, along with the financials for the quarter ended March 31, 1999, which require the consolidated annual financial statements to be completed. Management believes that these financial statements will be completed after May 17, 1999, but on or before May 24, 1999.

                        PART IV - OTHER INFORMATION

    (1) Name and address of person to contact in regard to this notification:

             Edward B. Paulsen, Esq.
             12226 South 1000 East, #11
             Draper, Utah 84020
             Telephone: (801) 501-7800

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                     /X/ Yes  / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    VITRISEAL, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date 5/14/99                                 By /s/ Culley W. Davis
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                                                 Culley W. Davis, CEO